19005456

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 4, 2017 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Kelby Street, 14th Floor
(No. and Street)

Fort Lee	NJ	07024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Paul Geoffrey Daniel Kott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRB Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

ADAM SCOTT GOLLER
Commission # 2375629
Notary Public, State of New Jersey
My Commission Expires
April 11, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRB Securities, L.L.C.

SEC # 8-69740

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2018 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Contents
As of December 31, 2018

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of CRB Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CRB Securities, L.L.C. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 8, 2019

We have served as the Company's auditor since 2018.

CRB Securities, L.L.C.

Statement of Financial Condition
As of December 31, 2018

ASSETS	
Cash	$ 251,085
Prepaid expenses	1,947
TOTAL ASSETS	$ 253,032
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Due to parent	$ 49,434
Accrued expenses	30,000
TOTAL LIABILITIES	79,434
EQUITY:	
Equity Contributed by Parent	$ 250,000
Accumulated deficit	(76,402)
TOTAL MEMBER'S EQUITY	173,598
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 253,032

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business
CRB Securities, LLC (the "Company") is incorporated in the state of New Jersey and is an introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking and private placement services. The Company received approval of the regulatory authorities on December 4, 2017 (date of registration) and has not conducted any securities transactions at any time during the reporting period. The Company is solely owned by Cross River Bank (the "Member").

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits.

Income Taxes

The Company uses an asset and liability (balance sheet) approach for financial accounting and reporting of income taxes. This results in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities, as measured by tax laws, and their bases, as reported in the Financial Statements. When deferred tax assets are recognized, they are subject to a valuation allowance based on

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are classified as noninterest expense.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual

3. Contingent Liabilities

As of December 31, 2018, the Company did not have any contingent liabilities that were probable or and reasonably estimable, which would have a material adverse impact on the Company's financial statements. Hence, no loss amount has been recorded in accordance with *ASC 450-10, Contingencies*.

4. Income Taxes

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes and therefore is included in the income tax filing of its Parent. For financial statement purposes the Company is using the separate-return approach to calculate its tax provision as if the Company is filing a stand-alone tax return.

Current and Deferred Income Tax Components

The significant components of income tax expense attributable to operations are as follows:

Current:	
Federal	$ -
State and local	-
Total Current	-
Deferred	
Federal	-
State and local	-
Total deferred	-
Total income tax expense	-

Deferred Tax Assets:

Federal net operating loss	$ 16,044
New Jersey net operating loss	5,433
Total Deferred tax assets	21,477
Total Deferred tax liabilities	-
Less: Valuation allowance	(21,477)
Net Deferred tax assets	-

The Company is included in a federal and New Jersey income tax return with its Parent. The Company's effective federal tax rate differs from the statutory rate primarily due to the effects of state and local taxes and establishing a deferred tax valuation allowance.

As of December 31, 2018, the Company has stand-alone net operating loss ("NOL") carryforwards in both jurisdictions. The federal net operating losses can be carried forward indefinitely and the New Jersey NOL will expire in 2038. Realization of these losses is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. A full valuation allowance was recorded because management assessed that it is more likely than not that none of the deferred tax asset will be realized.

As of December 31, 2018, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As of December 31, 2018, no significant changes to uncertain tax positions are projected over the next twelve months.

5. Related Party Transactions
During the fiscal year, the Company recorded an allocation of rent, wages and overhead costs from its Member. The Member also paid certain direct invoices on behalf of the Company, which are included in the Due to Parent balance on the statement of financial condition. As of December 31, 2018 the intercompany balance owed to the Member was $49,434.

6. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At December 31, 2018, the Company had net capital of $171,651, which was $161,722 in excess of its required net capital of $9,929. The Company's aggregate indebtedness to net capital ratio was 46.28%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3.

7. Recent Accounting Pronouncements
During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "*Revenue from Contracts with Customers (Topic 606)*." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company has evaluated the effect that the update will have on its financial statements and has determined that there will be no significant financial impact.

8. Subsequent Events
The Company has evaluated all subsequent events for recognition and disclosure through the February 8, 2019, the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.